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                                               [FISHER & PAYKEL HEALTHCARE LOGO]

NEWS RELEASE
STOCK EXCHANGE LISTINGS: NEW ZEALAND (FPH), AUSTRALIA (FPH), NASDAQ (FPHC)


FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED NEWS RELEASE

FISHER & PAYKEL HEALTHCARE CORPORATION RECEIVES FUNDING FOR RESPIRATORY RESEARCH

Auckland, New Zealand, 28 June 2002 - Fisher & Paykel Healthcare Corporation Limited (NZSE:FPH. ASX:FPH, NASDAQ:FPHC)

Fisher & Paykel Healthcare Corporation Limited has secured up to $NZ 3.6 million in funding over four years from the Foundation for Research, Science and Technology to establish a research centre with South Auckland Health that will target breakthrough treatments for chronic obstructive pulmonary disease (COPD).

The term COPD includes two closely related diseases of the respiratory system: chronic bronchitis and emphysema. It is projected to be the fifth major cause of death worldwide by 2020.

Announcing the grant today, Fisher & Paykel Healthcare Corporation's Senior Vice President, Research and Development, Lewis Gradon, said the centre will undertake the research into mechanical aspects of the disease which could ultimately lead to the development of innovative medical products to treat COPD.

"We are looking to improve the quality of life for patients with COPD by improving respiration. We also have the opportunity to develop respiratory technologies with the potential to open up a market conservatively estimated to be worth more than US$400 million annually. There is the potential for spin-off respiratory support technologies to treat other diseases such as cystic fibrosis, acute respiratory distress syndrome and asthma."

The Foundation for Research Science and Technology funding, which takes effect from July 1, will be applied over four years with payment from the end of year one dependent on agreed research goals being met. Fisher & Paykel Healthcare will fund 40% of research costs and will commercialise any viable products that result from the research.

The clinical research will be lead by Professor Harry Rea, Academic Head of Medicine at Middlemore Hospital, South Auckland Health, and Professor of Medicine at The University of Auckland, South Auckland Clinical School. Professor Rea, who has specialised in pulmonary disease for the past 25 years, is also a consultant reviewer to the Global Initiative for COPD, a group organised by the National Institute of Health in the United States. His team's research will also be supplemented by additional clinical research sub-contracted to Massey University. Mr Gradon will lead the programme overall and will be responsible for the multi-disciplined team involved in product development.

Mr Gradon said the funding made available for the new centre recognised the close and productive relationship between Fisher & Paykel Healthcare and South Auckland Health and its track record in developing value-added exports.

"We have had a long and successful history of working together with South Auckland Health in intensive care to develop and clinically prove respiratory technologies. This project will extend our relationship by funding research which could drive the development of new respiratory technologies."
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He said the COPD project was also in line with Fisher & Paykel's own research policies to develop innovative new products in its core areas of expertise including respiratory humidification and obstructive sleep apnea. The company invested $NZ 10.3 million last year in research and development and holds 29 US patents.

The Foundation's Chief Executive, Gowan Pickering, said the project was an example of the type of research and development collaboration which the Foundation wanted to see develop between the public and private sector.

"These collaborations have the potential to result in more value-added exports for New Zealand while delivering significant benefits - in this case in a health issue which is of growing concern in New Zealand, just as it is internationally."

Mr Pickering said the project had been selected for funding following a robust review and appraisal process. The policy of releasing funds based on the meeting of agreed targets reflected the Foundation's policy to ensure its investments delivered benefits to New Zealand.

ABOUT FISHER & PAYKEL HEALTHCARE

Fisher & Paykel Healthcare is a leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

FOR FURTHER INFORMATION CONTACT:

Lewis Gradon on + 64 9 574 0100 or Michael Daniell, CEO, on +64 9 574 0161 at Fisher & Paykel Healthcare Corporation Limited or Professor Harry Rea at South Auckland Clinical School +64 9 2760076

FORWARD LOOKING STATEMENTS

This document may contain forward-looking statements that represent the company's present expectations or beliefs concerning future events. The company cautions that such statements involve known or unknown risks, uncertainties and other factors that may cause its actual results or performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: foreign exchange currency fluctuations, because its revenues, costs and liabilities are denominated in multiple currencies; competitive factors, because the markets for its products are highly competitive; a change in the technology relating to its products; fluctuations in its future financial results; its ability to protect its proprietary technologies by successfully enforcing its intellectual property rights, and not infringing the patents or proprietary rights of other parties; the ability of patients to be reimbursed by third-party payors; product recalls; and operational, political and other business risks arising from the international scope of its operations. Additional discussion of these and other factors which may cause the company's results or performance to differ materially from those expressed or implied in the forward-looking statements is contained in the company's filings with the US Securities and Exchange Commission, including under the heading "Risk Factors" in its prospectus filed on November 13, 2001. The company does not undertake to publicly update or revise any forward-looking statements.

Ends//